American Home Alliance Corporation 706 Orchid Drive, Suite D Bakersfield, California 93308

September 15, 2014

Ms. Laura Veator, Staff Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

RE:

Further to Your Letter of August 4, 2014;
American Home Alliance Corporation;
Amendment No. 1 to Annual Report on Form 10-K
          for the Fiscal Year Ended December 31, 2013; Filed June 2, 2014;
File No. 033-134764-NY

Dear Ms. Veator:

          Please allow this letter to serve as the definitive response to your letter of August 4, 2014 and to further extend our appreciation to you for the courtesies that you have extended to us and our counsel in the telephone discussion that have been held. In your Letter, you stated the following:

Item 9A. Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures Page 15

1.

Please amend your filing to include the date as of which you evaluated effectiveness, as required by Section 307 of Regulation S-K. Also, ensure your statements regarding effectiveness comply with the definition set forth in Rule 13a-15(e).

2.

Please amend your filing to include Management's Annual Report on Internal Control over Financial Reporting as required by Item 308 of Regulation S-K, Ensure the statements in this report include all of the requirements of Item 308.

In Amendment No. 1, we revised the statements to read as follows:

Item 9A. CONTROLS AND PROCEDURES

          During 2013, the Company had no material financial transactions or any significant business operations. The Company believes that its then existing financial controls and procedures and disclosure controls and procedures were sufficient to meets its then existing level of activity.

(a) Evaluation of Disclosure Controls and Procedures.

          Our Chief Executive Officer who is also our Chief Financial Officer is responsible for establishing and maintaining adequate internal control over our financial reporting. The framework that our sole officer uses relies primarily upon the framework indicated by our independent accountants and the advice that we receive from them. We are aware that the regulations promulgated by the Securities and Exchange Commission (the "Commission') under the Securities Exchange Act of 1934 (the "Exchange Act") require public companies to maintain "disclosure controls and procedures," which are defined as controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

          We carried out a limited evaluation, under the supervision and with the participation of the Company's sole officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) under the Exchange Act. Based upon that evaluation, the Chief Executive and Chief Financial Officer (one person) concluded that as of December 31, 2013, the Company's disclosure controls and procedures are effective in timely alerting her to material information required to be included in the Company's periodic SEC filings relating to the Company.

Notwithstanding the above:

1.	Our Board of Directors does not have a formal audit committee since we have only one Director.

2.	We do not have any independent directors or one or more directors with significant financial expertise to allow us to make assessments of our accounting systems and controls.

3.	Our accounting systems are limited since we do not have any assets or any operations.

To address these issues our sole officer and director, Lisa Norman, has undertaken additional steps and actions, upon the advice of our accountants so as to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

(b) Changes in Internal Controls.

          We did not make any changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, during our most recently completed fiscal year which that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

We corrected the statements in response to your comments.

3.	This report refers to inception as January 20, 1978. Elsewhere in your financial statements, inception is referred to as January 20, 1987. Please reconcile these disclosures.

We corrected the statements in response to your comments.

Statement of Changes in Stockholders' Equity (Deficit) From January 20, 1987 (inception) through December 31, 2013

4.

This statement appears to include only changes from December 31, 1998 to December 31, 2013, not changes from January 20, 1987 through December 31, 2013. Please revise to include periods covered by this statement.

We corrected the statements in response to your comments.

********************

As requested in your letter, allow me to confirm that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your kind assistance and continued cooperation.

Sincerely,

/s/ Lisa Norman Lisa Norman Chief Executive Officer